

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Michael Nessim
Chief Executive Officer
Kingswood Acquisition Corp.
17 Battery Place
Room 625
New York, NY 10004

> **Re: Kingswood Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 4, 2022**
> **File No. 001-39700**

Dear Michael Nessim:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Bradley A. Noojin, Esq.